October 8, 2025

Via EDGAR

Eileen Smiley and Kenneth Ellington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BBH Trust (the “Registrant”)
Form N-14 Registration Statement
(File Nos. 333-290236, 811-21829)

Dear Ms. Smiley and Mr. Ellington:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission received on September 18, 2025 and September 23, 2025, relating to the Registrant’s Registration Statement on Form N-14 (the “Filing”) filed on September 12, 2025, and the Registrant’s responses thereto. The Filing relates to the conversion of the BBH Select Series – Large Cap Fund and BBH Select Series – Mid Cap Fund (each a “Target Fund”) to the BBH Select Large Cap ETF and BBH Select Mid Cap ETF (each an “Acquiring Fund”). Capitalized terms in the responses that are not defined herein have the meaning given to them in the Filing.

1.	Comment: Please confirm that the fees in the fee table are still current as required by Item 3(a) of Form N-14.

Response:	The Registrant confirms that the fee table is still current as required by Item 3(a) of Form N-14.

2.	Comment: Please confirm in correspondence that there is no disclosure required by Rule 6-11(d)(1)(ii) or (iii) of Regulation S-X. Please consider stating that the reorganization will not result in (i) a material change to a Target Fund’s investment portfolio due to investment restrictions or (ii) a material difference in accounting policies.

Response:	The Registrant confirms that there is no disclosure required by Rule 6-11(d)(1)(ii) or (iii) of Regulation S-X as there are no material changes to the investment portfolio due to investment restrictions or material differences in accounting policies.

3.	Comment: Please confirm to the Staff that the description of the Acquiring Funds in the final N-14 registration statement and in the corresponding final N-1A registration statement will be consistent.

Response:	The Registrant so confirms.

4.	Comment: Please ensure all missing information is completed.

Response:	The Registrant confirms that all missing information will be completed in the final filing.

5.	Comment: Please consider including in the question-and-answer section or shareholder letter that the Board unanimously approved the reorganization.

Response:	The Registrant confirms that this information has been included.

Please contact the undersigned at (617) 772-1378 if you have any questions or comments.

Sincerely,

/s/ Brian J. Carroll
Brian J. Carroll
Secretary, BBH Trust